Exhibit 99.1

FIRST QUARTER REPORT

MARCH 31, 2014

TABLE OF CONTENTS

ITEM 1.	Financial Statements
Unaudited Interim Consolidated Balance Sheets as at March 31, 2014 and December 31, 2013

Unaudited Interim Consolidated Statements of Operations for the Three Month Periods ended March 31, 2014 and 2013 (Restated)

Unaudited Interim Consolidated Statements of Comprehensive Loss for the Three Month Periods ended March 31, 2014 and 2013 (Restated)

Unaudited Interim Consolidated Statement of Equity for the Three Month Period ended March 31, 2014

Unaudited Interim Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2014 and 2013 (Restated)

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	March 31, 2014	December 31, 2013
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$140,712	$78,112
Accounts receivable	4,991	4,853
Due from related parties	4,886	5,070
Inventories (Note 4)	958,103	851,414
Prepaid expenses	38,042	33,378

TOTAL CURRENT ASSETS	1,146,734	972,827

LONG-TERM INVESTMENTS (Note 5)	76,761	79,730
OTHER LONG-TERM INVESTMENTS (Note 6)	230,562	254,253
INVENTORIES (Note 4)	140,699	130,342
PROPERTY, PLANT AND EQUIPMENT (Note 7)	7,026,478	7,075,636
OTHER ASSETS	4,312	82,903

TOTAL ASSETS	$8,625,546	$8,595,691

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$324,749	$386,340
Payable to related parties	144,700	247,692
Deferred revenue	139,707	107,796
Credit facilities (Note 8)	104,994	—
Interest payable on long-term debt (Note 9 and 10)	7,233	15,831
Interim and bridge funding facilities (Note 10)	—	2,129,262

TOTAL CURRENT LIABILITIES	721,383	2,886,921

CONVERTIBLE CREDIT FACILITY (Note 9)	96,126	97,096
RIGHTS OFFERING DERIVATIVE LIABILITIES (Note 11 (c))	—	928,280
DEFERRED INCOME TAXES	2,819	4,547
ASSET RETIREMENT OBLIGATIONS	102,575	100,761

TOTAL LIABILITIES	922,903	4,017,605

CONTINGENCIES (Note 21)

EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
2,012,241,573 (2013 - 1,006,116,602) common shares	12,393,905	9,150,621
ADDITIONAL PAID-IN CAPITAL	1,552,251	1,548,287
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	908	2,519
DEFICIT	(5,787,325)	(5,736,763)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	8,159,739	4,964,664
NONCONTROLLING INTERESTS (Note 13)	(457,096)	(386,578)

TOTAL EQUITY	7,702,643	4,578,086

TOTAL LIABILITIES AND EQUITY	$8,625,546	$8,595,691

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
	2014	2013
(Unaudited)		(Restated Note 2)

REVENUE (Note 14)	$113,141	$4,398

COST OF SALES (Note 15)	(120,916)	(23,451)

EXPENSES
Other operating expenses	(52,370)	(11,692)
General and administrative	(6,445)	(15,845)
Exploration and evaluation	(3,365)	(9,806)
Depreciation	(2,507)	(288)
Accretion of asset retirement obligations	(1,814)	(1,696)

TOTAL EXPENSES	(187,417)	(62,778)

OPERATING LOSS	(74,276)	(58,380)

OTHER INCOME (EXPENSES)
Interest income	1,608	7,707
Interest expense	(11,542)	(4,967)
Foreign exchange gains (losses)	5,186	(1,663)
Change in fair value of derivatives (Note 11 (c))	(32,970)	—
Change in fair value of embedded derivatives (Note 9)	1,000	748
Other income (Note 16)	766	266

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(110,228)	(56,289)
Provision for income and other taxes	(6,785)	(6,290)
Share of loss of significantly influenced investees	(26)	(1,275)

NET LOSS FROM CONTINUING OPERATIONS	(117,039)	(63,854)
LOSS FROM DISCONTINUED OPERATIONS (Note 3)	—	(18,287)

NET LOSS	(117,039)	(82,141)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 13)	66,477	31,281

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(50,562)	$(50,860)

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(50,562)	$(40,380)
DISCONTINUED OPERATIONS	—	(10,480)

	$(50,562)	$(50,860)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(0.03)	$(0.03)
DISCONTINUED OPERATIONS	—	(0.01)

	$(0.03)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (c))	1,866,912	1,297,290

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2014	2013
(Unaudited)		(Restated Note 2)

NET LOSS	$(117,039)	$(82,141)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized losses on available-for-sale equity securities, net of tax expense of $5,539, $nil (Note 5 (a))	(7,009)	(3,632)
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil (Note 6)	3,750	(10,625)
Currency translation adjustments, net of tax of $nil, $nil	—	672

TOTAL OTHER COMPREHENSIVE LOSS	(3,259)	(13,585)

TOTAL COMPREHENSIVE LOSS	$(120,298)	$(95,726)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(52,173)	$(61,415)
Noncontrolling interests	(68,125)	(34,311)

	$(120,298)	$(95,726)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount
Balances, December 31, 2013	1,006,116,602	$9,150,621	$1,548,287	$2,519	$(5,736,763)	$(386,578)	$4,578,086
Net loss	—	—	—	—	(50,562)	(66,477)	(117,039)
Other comprehensive loss	—	—	—	(1,611)	—	(1,648)	(3,259)
Shares issued for:
Rights offering (Note 11 (c)), net of issue costs of $79,771	1,006,116,602	3,243,248	—	—	—	—	3,243,248
Exercise of stock options	2,616	17	(12)	—	—	—	5
Share purchase plan	5,753	19	—	—	—	—	19
Other increase (decrease) in noncontrolling interests (Note 13)	—	—	2,397	—	—	(2,393)	4
Stock-based compensation	—	—	1,579	—	—	—	1,579

Balances, March 31, 2014	2,012,241,573	$12,393,905	$1,552,251	$908	$(5,787,325)	$(457,096)	$7,702,643

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2014	2013
(Unaudited)		(Restated Note 2)

OPERATING ACTIVITIES
Cash used in operating activities (Note 17)	$(148,216)	$(118,032)

INVESTING ACTIVITIES
Purchase of long-term investments	—	(1,415)
Proceeds from redemption of short-term investments	—	15,000
Proceeds from sale of long-term investments	5	—
Proceeds from redemption of other long-term investments	—	56
Expenditures on property, plant and equipment	(62,308)	(469,096)
Proceeds (expenditures) on other assets	168	(178)

Cash used in investing activities of continuing operations	(62,135)	(455,633)
Cash used in investing activities of discontinued operations (Note 3)	—	(13,420)

Cash used in investing activities	(62,135)	(469,053)

FINANCING ACTIVITIES
Issue of share capital	2,288,448	331
Proceeds from bridge funding facility (Note 10)	62,373	—
Repayment of interim and bridge funding facilities (Note 10)	(2,191,635)	—
Proceeds from credit facilities (Note 8)	113,826	—
Noncontrolling interests’ investment in subsidiaries	4	40

Cash provided by financing activities of continuing operations	273,016	371
Cash provided by financing activities of discontinued operations (Note 3)	—	4,491

Cash provided by financing activities	273,016	4,862

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(65)	(14)

NET CASH INFLOW (OUTFLOW)	62,600	(582,237)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	78,112	1,162,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$140,712	$580,647
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	—	(39,205)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$140,712	$541,442

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$93,697	$262,825
Short-term money market instruments	47,015	278,617

	$140,712	$541,442

Supplementary cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are the same as those set out in the audited consolidated financial statements of Turquoise Hill Resources Ltd. (the “Company”) for the year ended December 31, 2013.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2013.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2014 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2014, or future operating periods. For further information, see the Company’s annual consolidated financial statements for the year ended December 31, 2013, including the accounting policies and notes thereto.

The Company has four segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper-gold mine in southern Mongolia; SouthGobi Resources Ltd. (56.0% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Turquoise Hill”.

(c)	Comparative figures

In January 2014, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 11 (c)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three months ended March 31, 2013 have been multiplied by a factor of 1.29.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Accounting changes

•

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

(e)	Recent accounting pronouncements

•

In January 2014, ASC guidance was issued relating to service concession arrangements. This guidance states that certain service concession arrangements with public-sector grantors are not within the scope of lease accounting. Operating entities entering into these arrangements should not recognize the related infrastructure as its property, plant and equipment and should apply other accounting guidance. The updated guidance becomes effective for the Company beginning January 1, 2015.

•

In April 2014, ASC guidance was issued related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance will also require additional disclosures relating to discontinued operations. The updated guidance becomes effective for the Company beginning January 1, 2015.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015.

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The consolidated financial statements and notes thereto for the three month period ended March 31, 2013 have been restated to correct errors identified subsequent to the original issuance of the financial statements for that period, as more fully described below.

(a)	Correction of errors related to SouthGobi revenue recognition

The Company has determined that certain revenue transactions of SouthGobi were previously recognized in the Company’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the determination of when revenue should be recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions relate to sales contracts which specify the location of title transfer as the customer’s stockpile, which is located in a yard within the Ovoot Tolgoi mine’s mining license area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile. The restatement reflects a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

The following tables represent the impact of this matter on the previously issued financial statements for the three month period ended March 31, 2013, as well as the reclassification of the operations of Inova Resources Limited (“Inova”) as discontinued operations as discussed in Note 3.

Effect on Consolidated Statements of Operations:

	Three Months Ended March 31, 2013
	As previously reported	Correction of errors	Discontinued operations (Note 3)	As restated

REVENUE	$43,960	$1,139	$(40,701)	$4,398

COST OF SALES	(68,758)	(1,366)	46,673	(23,451)

EXPENSES
Other operating expenses	(14,570)	—	2,878	(11,692)
General and administrative	(15,845)	—	—	(15,845)
Exploration and evaluation	(18,141)	—	8,335	(9,806)
Depreciation	(878)	—	590	(288)
Accretion of asset retirement obligations	(2,341)	—	645	(1,696)

TOTAL EXPENSES	(120,533)	(1,366)	59,121	(62,778)

OPERATING LOSS	(76,573)	(227)	18,420	(58,380)

OTHER INCOME (EXPENSES)
Interest income	8,152	—	(445)	7,707
Interest expense	(4,967)	—	—	(4,967)
Foreign exchange (losses) gains	(1,927)	(48)	312	(1,663)
Change in fair value of embedded derivatives	748	—	—	748
Other income	266	—	—	266

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(74,301)	(275)	18,287	(56,289)
Provision for income and other taxes	(6,359)	69	—	(6,290)
Share of loss of significantly influenced investees	(1,275)	—	—	(1,275)

NET LOSS FROM CONTINUING OPERATIONS	(81,935)	(206)	18,287	(63,854)
LOSS FROM DISCONTINUED OPERATIONS	—	—	(18,287)	(18,287)

NET LOSS	(81,935)	(206)	—	(82,141)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,194	87	—	31,281

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(50,741)	$(119)	$—	$(50,860)

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(50,741)	$(119)	$10,480	$(40,380)
DISCONTINUED OPERATIONS	—	—	(10,480)	(10,480)

	$(50,741)	$(119)	$—	$(50,860)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(0.04)	$—	$0.01	$(0.03)
DISCONTINUED OPERATIONS	—	—	(0.01)	(0.01)

	$(0.04)	$—	$—	$(0.04)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Effect on Consolidated Statements of Comprehensive Loss:

	Three Months Ended March 31, 2013
	As previously reported	Correction of errors	Discontinued operations (Note 3)	As restated

NET LOSS	$(81,935)	$(206)	$—	$(82,141)
TOTAL COMPREHENSIVE LOSS	$(95,520)	$(206)	$—	$(95,726)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(61,296)	$(119)	$—	$(61,415)
Noncontrolling interests	(34,224)	(87)	—	(34,311)

	$(95,520)	$(206)	$—	$(95,726)

Effect on Consolidated Statements of Cash Flows:

	Three Months Ended March 31, 2013
	As previously reported	Correction of errors	Discontinued operations (Note 3)	As restated

OPERATING ACTIVITIES
Cash used in operating activities	$(118,032)	$—	$—	$(118,032)

INVESTING ACTIVITIES
Purchase of long-term investments	(1,415)	—	—	(1,415)
Proceeds from redemption of short-term investments	15,000	—	—	15,000
Proceeds from redemption of other long-term investments	56	—	—	56
Expenditures on property, plant and equipment	(482,512)	—	13,416	(469,096)
Proceeds from other assets	(182)	—	4	(178)

Cash used in investing activities of continuing operations	(469,053)	—	13,420	(455,633)
Cash used in investing activities of discontinued operations	—	—	(13,420)	(13,420)

Cash used in investing activities	(469,053)	—	—	(469,053)

FINANCING ACTIVITIES
Issue of share capital	331	—	—	331
Noncontrolling interests’ investment in subsidiaries	4,531	—	(4,491)	40

Cash provided by financing activities of continuing operations	4,862	—	(4,491)	371
Cash provided by financing activities of discontinued operations	—	—	4,491	4,491

Cash provided by financing activities	4,862	—	—	4,862

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(14)	—	—	(14)

NET CASH OUTFLOW	(582,237)	—	—	(582,237)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,162,884	—	—	1,162,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$580,647	$—	$—	$580,647
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	—	—	(39,205)	(39,205)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$580,647	$—	$(39,205)	$541,442

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$302,028	$—	$(39,203)	$262,825
Short-term money market instruments	278,619	—	(2)	278,617

	$580,647	$—	$(39,205)	$541,442

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISCONTINUED OPERATIONS

In August 2013, the Company’s Board of Directors committed to a plan to sell its investment in Inova in conjunction with a proposed bid by the Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”) to acquire the majority of shares of Inova for Aud$0.22 cash per share. In November 2013, Turquoise Hill completed the sale of all of its shares of Inova to Shanxi for $83.2 million (Aud$90.1 million) in cash.

Inova’s operations and cash flows for the three months ended March 31, 2013 are presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows respectively.

Revenue and pretax loss reported in discontinued operations for all periods presented are as follows:

	Three Months Ended March 31,
	2014	2013
Revenue	$—	$40,701
Loss before income taxes	$—	$(18,287)

4.	INVENTORIES

	March 31, 2014	December 31, 2013
Current
Copper-gold concentrate	$628,024	$544,183
Run-of-mine copper-gold stockpiles	13,890	5,206
Coal stockpiles	9,835	7,244
Materials and supplies	306,354	294,781

	$958,103	$851,414

Noncurrent
Run-of-mine copper-gold stockpiles	$140,699	$130,342

5.	LONG-TERM INVESTMENTS

	March 31, 2014	December 31, 2013
Investment in company subject to significant influence:
RDCC LLC	$23,783	$23,470
Available-for-sale equity securities (a)	46,884	48,831
Held-for-trading equity securities	177	222
Other equity securities, cost method (b)	5,917	7,207

	$76,761	$79,730

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)

(a)	Available-for-sale equity securities

	March 31, 2014				December 31, 2013
	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Ivanhoe Mines Ltd. (i)	6.4%	$28,255	$9,809	$38,064	6.4%	$26,965	$11,622	$38,587
Aspire Mining Limited (ii)	18.8%	3,894	—	3,894	18.8%	5,661	514	6,175
Entrée Gold Inc.	9.4%	4,723	148	4,871	9.4%	4,723	(696)	4,027
Other	—	50	5	55	—	50	(8)	42

		$36,922	$9,962	$46,884		$37,399	$11,432	$48,831

(i)

At March 31, 2014, the Company held 14.4 million (December 31, 2013 – 11.7 million) freely tradeable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) and a further 10.7 million (December 31, 2013 – 10.7 million) Class A common shares that are subject to certain trading restrictions that expire by March 31, 2015. The freely tradeable Class A common shares were valued based on their quoted market price. Whereas, a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions. The Company’s aggregate equity interest in Ivanhoe is 6.4%, including common shares accounted for using the cost method (Note 5 (b)(i)).

(ii)

During the three month period ended March 31, 2014, Turquoise Hill recorded an other-than-temporary impairment of $1.8 million (2013 – $nil) against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

(b)	Other equity securities, cost method

	March 31, 2014		December 31, 2013
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanhoe Mines Ltd. (i)	6.4%	$5,802	6.4%	$7,092
Other	—	115	—	115

		$5,917		$7,207

(i)

As at March 31, 2014, the Company held 12.0 million (December 31, 2013 – 14.7 million) Class A common shares of Ivanhoe with trading restrictions exceeding one year, which are classified as a cost method investment because they do not have a readily determinable fair value. In accordance with the Lock-up Agreement signed by the Company and Ivanhoe in April 2013, the trading restrictions are lifted on a portion of these common shares every three months, with all of the common shares being freely tradeable by January 23, 2016.

The Company’s aggregate equity interest in Ivanhoe is 6.4%, including common shares classified as available-for-sale equity securities (Note 5 (a)(i)).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS

	March 31, 2014	December 31, 2013
Treasury Bill	$110,831	$109,294
Prepayments	119,731	144,959

	$230,562	$254,253

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already offset fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity was uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	7.0%	6.6%	7.0%	6.6%
Term	0.6 years	0.8 years	1.2 years	1.4 years

Based on the discounted cash flow models as at March 31, 2014, the fair values of the T-Bill and tax prepayments were estimated at $110.8 million and $119.7 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized gain of $0.8 million (2013 – $0.3 million unrealized loss) on the T-Bill and an unrealized gain of $3.0 million (2013 – $10.4 million unrealized loss) on the tax prepayments in accumulated other comprehensive income for the three month period ended March 31, 2014.

During the three month period ended March 31, 2014, Turquoise Hill offset $28.9 million (2013 – $nil) of tax prepayments against Mongolian taxes.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	PROPERTY, PLANT AND EQUIPMENT

	March 31,			December 31,
	2014			2013
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia	$4,103,545	$(311,202)	$3,792,343	$4,100,275	$(261,862)	$3,838,413
Ovoot Tolgoi, Mongolia	462,723	(194,818)	267,905	462,155	(183,002)	279,153

	$4,566,268	$(506,020)	$4,060,248	$4,562,430	$(444,864)	$4,117,566

Mineral property interests
Oyu Tolgoi, Mongolia	$952,171	$(52,583)	$899,588	$952,171	$(44,804)	$907,367
Ovoot Tolgoi, Mongolia	34,984	(11,975)	23,009	34,984	(11,836)	23,148
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$988,407	$(65,802)	$922,605	$988,407	$(57,884)	$930,523

Other capital assets
Oyu Tolgoi, Mongolia	$30,316	$(13,213)	$17,103	$30,423	$(12,049)	$18,374
Ovoot Tolgoi, Mongolia	3,206	(1,586)	1,620	3,214	(1,425)	1,789
Other exploration projects	4,876	(4,028)	848	4,656	(3,872)	784

	$38,398	$(18,827)	$19,571	$38,293	$(17,346)	$20,947

Capital works in progress
Oyu Tolgoi, Mongolia	$2,017,778	$—	$2,017,778	$2,000,324	$—	$2,000,324
Ovoot Tolgoi, Mongolia	55,323	(49,047)	6,276	55,323	(49,047)	6,276

	$2,073,101	$(49,047)	$2,024,054	$2,055,647	$(49,047)	$2,006,600

	$7,666,174	$(639,696)	$7,026,478	$7,644,777	$(569,141)	$7,075,636

8.	CREDIT FACILITIES

	March 31, 2014	December 31, 2013
Revolving credit facility (a)	$60,139	$—
Concentrate prepayment facility (b)	44,855	—

	$104,994	$—

(a)	Revolving Credit Facility

On February 24, 2014, Oyu Tolgoi signed an unsecured $200.0 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on the earlier of February 24, 2015 and the incurrence of certain other indebtedness. At March 31, 2014, $60.0 million had been drawn down on the revolving credit facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	CREDIT FACILITIES (Continued)

(b)	Concentrate Prepayment Facility

On February 20, 2014, Oyu Tolgoi signed a $126.0 million non-revolving copper-gold concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes. The prepayment agreement matures on August 30, 2014.

At March 31, 2014, a total of $53.8 million had been prepaid by the customer to Oyu Tolgoi under the prepayment agreement of which $9.1 million was offset against amounts invoiced to the customer.

9.	CONVERTIBLE CREDIT FACILITY

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 21).

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

	March 31, 2014	December 31, 2013
Principal amount of convertible debenture	$250,000	$250,000

(Deduct) add:
Bifurcation of embedded derivative liability	(156,646)	(156,646)
Accretion of discount	377	347

Carrying amount of debt host contract	93,731	93,701

Embedded derivative liability	2,395	3,395

Convertible credit facility	96,126	97,096

Accrued interest	7,233	2,301

Transaction costs allocated to deferred charges	(2,794)	(2,794)

Net carrying amount of convertible credit facility	$100,565	$96,603

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at March 31, 2014, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $2.4 million (December 31, 2013 – $3.4 million). During the three month period ended March 31, 2014, Turquoise Hill recognized a gain of $1.0 million (2013 – $0.7 million) as a result of the change in the fair value of the embedded derivative liability.

During the three month period ended March 31, 2014, Turquoise Hill capitalized $nil (2013 – $nil) of interest expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, SouthGobi’s share price, expected volatility of SouthGobi’s share price, risk-free rate of return, spot Cdn$ exchange rates and forward Cdn$ exchange rate curves.

Assumptions used in the Monte Carlo valuation model are as follows:

	March 31, 2014	December 31, 2013
Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Common share price	Cdn$0.65	Cdn$0.84
Expected volatility	70%	71%
Risk-free rate of return	2.82%	3.11%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$1)	0.90	0.94
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$1)	0.89 - 0.90	0.92 - 0.94

10.	INTERIM AND BRIDGE FUNDING FACILITIES

	March 31, 2014	December 31, 2013
Interim Funding Facility (a)	$—	$1,789,787
New Bridge Facility (b)	—	339,475

	$—	$2,129,262

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility (“Interim Funding Facility”) of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. All amounts owing under the Interim Funding Facility were repaid by January 14, 2014 with the proceeds from the 2014 rights offering and the facility was then cancelled.

Amounts advanced to the Company under the Interim Funding Facility bore interest at the weighted average rate of return earned by the Company on the aggregate Interim Funding Facility proceeds advanced to Oyu Tolgoi. During the three month period ended March 31, 2014, the Interim Funding Facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. Any interest and fees incurred under the Interim Funding Facility were subject to a gross-up for applicable withholding taxes.

During the three month period ended March 31, 2014, interest expense of $4.2 million (2013 – $30.6 million), including a gross-up for applicable withholding taxes, was incurred on the Interim Funding Facility, of which $nil (2013 – $30.6 million) was capitalized as Oyu Tolgoi mine development costs. As at March 31, 2014, accrued interest of $nil (December 31, 2013 – $11.4 million) was outstanding on the Interim Funding Facility.

(b)	New Bridge Facility

In August 2013, Rio Tinto provided the Company with a secured $600 million bridge funding facility (“New Bridge Facility”) that was subject to a front end fee of $6.0 million, an interest rate of LIBOR plus 5.0% per annum on drawn amounts and a commitment fee of 2.0% per annum on undrawn amounts. Interest and fees incurred under the New Bridge Facility were subject to a gross-up for applicable withholding taxes. All amounts owing under the New Bridge Facility were repaid by January 13, 2014 with the proceeds from the 2014 rights offering and the facility was then cancelled.

During the three month period ended March 31, 2014, interest expense of $0.8 million (2013 – $nil) and commitment fees of $0.2 million (2013 – $nil), each inclusive of a gross-up for applicable withholding taxes, were incurred on the New Bridge Facility. As at March 31, 2014, accrued interest of $nil (December 31, 2013 – $2.1 million) was outstanding on the New Bridge Facility.

11.	SHARE CAPITAL

(a)	Rio Tinto Holdings

As at March 31, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013 – 50.8%). In addition, as at March 31, 2014, Rio Tinto held 74.2 million Series D Warrants (December 31, 2013 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $8.20 and a further 74.2 million Anti-Dilution Series D Warrants (December 31, 2013 – nil) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(b)	Share Options

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended March 31,
	2014	2013
Turquoise Hill Resources Ltd. (i)	$669	$2,604
SouthGobi Resources Ltd.	172	809

	$841	$3,413

(i)

During the three month period ended March 31, 2014, 2,616 options were exercised, 193,160 options were cancelled, nil options expired and 1,014,235 options were granted. The options granted during the three month period ended March 31, 2014 were the result of anti-dilution adjustments made to outstanding options upon closing the 2014 rights offering. These granted options have a weighted average exercise price of Cdn$13.85, lives ranging from 0.3 years to 4.0 years, and vest over periods ranging from grant date to 1.8 years. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2014 was Cdn$0.11. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 0.8 years, risk-free interest rate of 1.02%, expected volatility of 55% and dividend yield of nil%.

During the three month period ended March 31, 2014, stock-based compensation of $0.7 million (2013 – $1.0 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

(c)	2014 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2014 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	2014 Rights Offering (continued)

Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $2.40 or Cdn$2.53 subscription price. Furthermore, the Cdn$2.53 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 3, 2013, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $1,016.2 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $500.1 million attributable to rights held by the Company’s noncontrolling shareholders and $516.1 million attributable to rights held by Rio Tinto. Each reporting period, the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During the three month period ended March 31, 2014, the Company recognized a derivative loss of $34.0 million (2013 – $nil).

In January 2014, the derivative financial liability was settled as rights were exercised and a total of $962.3 million was reclassified from the derivative financial liability to share capital.

Under the terms of the 2013 MOA, Rio Tinto confirmed that it would take up its full basic subscription privilege, with respect to its 51% shareholding, and provide a standby commitment to subscribe for the common shares not subscribed for under the basic subscription privilege and the additional subscription privilege under the rights offering, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights were in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	January 13, 2014			December 3, 2013
Ex-rights share price	Cdn$	3.61		$3.38
Risk-free rate of return		nil	%	0.08%
Spot Cdn$ exchange rate		0.92		0.94

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	2014 Rights Offering (continued)

Rio Tinto’s standby commitment over rights held by the Company’s noncontrolling shareholders was accounted for as a derivative financial asset. Its fair value was estimated as the difference between the estimated forward contract price, used to estimate the fair value of a right held by Rio Tinto, and the published market quotation for a right. During the rights offering period, there were no significant differences between these two prices, so no derivative financial asset was recognized.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the standby purchaser fee liability was accounted for as a derivative financial liability measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as other assets in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During the three month period ended March 31, 2014, the Company recognized a derivative gain of $1.1 million (2013 – $nil) associated with remeasuring the standby purchaser fee liability.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gain (Loss) on Available-For-Sale Equity Securities	Unrealized (Loss) Gain on Available-For-Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, December 31, 2013	$16,972	$(16,195)	$1,742	$2,519

Change in other comprehensive (loss) income before reclassifications	(8,775)	3,750	1,648	(3,377)
Reclassifications from accumulated other comprehensive income	1,766	—	—	1,766

Net current-period other comprehensive (loss) income	(7,009)	3,750	1,648	(1,611)

Balance, March 31, 2014	$9,963	$(12,445)	$3,390	$908

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
	Three Months Ended March 31, 2014

Unrealized loss on available-for-sale equity securities:
Other-than-temporary impairment charges	$(1,766)	Other income

13.	NONCONTROLLING INTERESTS

At March 31, 2014 there were noncontrolling interests in Oyu Tolgoi and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi (a)	SouthGobi	Total

Balance, December 31, 2013	$(512,974)	$126,396	$(386,578)
Noncontrolling interests’ share of loss	(59,329)	(7,148)	(66,477)
Noncontrolling interests’ share of other comprehensive income (loss)	1,019	(2,667)	(1,648)
Changes in noncontrolling interests arising from changes in ownership interests	—	(2,393)	(2,393)

Balance, March 31, 2014	$(571,284)	$114,188	$(457,096)

(a)

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at March 31, 2014, the cumulative amounts of such funding and unrecognized interest were $751.2 million (December 31, 2013 – $751.2 million) and $124.7 million (December 31, 2013 – $110.5 million) respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	REVENUE

	Three Months Ended March 31,
	2014	2013
		(Restated)
Copper-gold concentrate
Copper	$74,494	$—
Gold	32,121	—
Silver	1,389	—
Coal	5,137	4,398

	$113,141	$4,398

Revenues for the three month period ended March 31, 2014 are presented net of royalties of $8.0 million (2013 – $1.7 million).

15.	COST OF SALES

	Three Months Ended March 31,
	2014	2013
		(Restated)
Production and delivery	$72,145	$3,425
Depreciation and depletion	31,325	898
Write-down of carrying value of inventory	14,419	2,714

Cost of sales during mine operations	117,889	7,037
Cost of sales related to idled mine assets (i)	3,027	16,414

	$120,916	$23,451

(i)

Cost of sales related to idled mine assets were a result of curtailed production of varying degree at the Ovoot Tolgoi coal mine in the three months ended March 31, 2013 and 2014. These costs include $3.0 million (2013 – $11.2 million) of depreciation expense.

16.	OTHER INCOME (EXPENSE)

	Three Months Ended March 31,
	2014	2013
Realized gains on foreign currency forward contracts	$2,572	$—
Unrealized (losses) gains on long-term investments	(40)	5
Unrealized gains on other long-term investments	—	238
Realized gains on other long-term investments	—	23
Write-down of carrying value of long-term investments (Note 5 (a))	(1,766)	—

	$766	$266

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended March 31,
	2014	2013
		(Restated Note 2)
Net loss	$(117,039)	$(82,141)
Loss from discontinued operations	—	18,287
Items not involving use of cash
Stock-based compensation	939	3,413
Accretion expense	1,844	1,720
Depreciation	36,821	11,546
Accrued interest income	(1,443)	(2,694)
Unrealized losses (gains) on long-term investments	40	(5)
Unrealized gains on other long-term investments	—	(238)
Realized gains on other long-term investments	—	(23)
Change in fair value of derivative	32,970	—
Change in fair value of embedded derivatives	(1,000)	(748)
Unrealized foreign exchange (gains) losses	(471)	137
Share of loss of significantly influenced investees	26	1,275
Write-down of carrying value of inventories	14,419	2,121
Write-down of carrying value of long-term investments	1,766	—
Tax prepayment offsets	28,885	—
Deferred income taxes	(7,268)	(2,404)
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(530)	1,560
Due from related parties	184	(1,642)
Inventories	(93,270)	(88,076)
Prepaid expenses	(4,588)	5,975
(Decrease) increase in:
Accounts payable and accrued liabilities	(53,583)	56,069
Payable to related parties	(1,107)	(43,686)
Deferred revenue	22,787	—
Interest payable on long-term debt	(8,598)	932

Cash used in operating activities of continuing operations	(148,216)	(118,622)
Cash provided by operating activities of discontinued operations	—	590

Cash used in operating activities	$(148,216)	$(118,032)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2014	2013
Investing activities:
Tax prepayment (Note 6)	$28,885	$—

Financing activities:
Rights offering (Note 11 (c))	$962,314	$—
Repayment of credit facility (Note 8 (b))	(9,124)	—

18.	SEGMENT DISCLOSURES

	Three Months Ended March 31, 2014
	Oyu Tolgoi (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated
REVENUE	$108,004	$5,137	$—	$—	$113,141

COST OF SALES	(99,090)	(21,826)	—	—	(120,916)

EXPENSES
Other operating expenses	(50,534)	(1,836)	—	—	(52,370)
General and administrative	—	—	—	(6,445)	(6,445)
Exploration and evaluation	(2,559)	(172)	(634)	—	(3,365)
Depreciation	(2,295)	(32)	(180)	—	(2,507)
Accretion of asset retirement obligations	(1,756)	(58)	—	—	(1,814)

TOTAL EXPENSES	(156,234)	(23,924)	(814)	(6,445)	(187,417)

OPERATING LOSS	(48,230)	(18,787)	(814)	(6,445)	(74,276)

OTHER INCOME (EXPENSES)
Interest income	811	8	1	788	1,608
Interest expense	(1,453)	(4,962)	—	(5,127)	(11,542)
Foreign exchange gains (losses)	4,025	764	(28)	425	5,186
Change in fair value of derivatives	—	—	—	(32,970)	(32,970)
Change in fair value of embedded derivatives	—	1,000	—	—	1,000
Other (expense) income	—	(1,806)	—	2,572	766

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(44,847)	(23,783)	(841)	(40,757)	(110,228)
(Provision) recovery of income and other taxes	(13,046)	6,599	(20)	(318)	(6,785)
Share of loss of significantly influenced investees	—	(26)	—	—	(26)

NET LOSS FROM CONTINUING OPERATIONS	(57,893)	(17,210)	(861)	(41,075)	(117,039)

CAPITAL EXPENDITURES	$58,730	$3,331	$247	$—	$62,308

TOTAL ASSETS	$8,016,008	$390,819	$5,683	$213,036	$8,625,546

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	SEGMENT DISCLOSURES (Continued)

(a)

During the three months ended March 31, 2014, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales in China. Revenue from the three largest customers was $58.2 million, $35.8 million and $20.9 million, respectively.

(b)

During the three months ended March 31, 2014, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers was $2.5 million, $1.4 million and $1.2 million, respectively.

	Three Months Ended March 31, 2013
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$—	$4,398	$—	$—	$4,398

COST OF SALES	—	(23,451)	—	—	(23,451)

EXPENSES
Other operating expenses	(7,490)	(4,202)	—	—	(11,692)
General and administrative	—	—	—	(15,845)	(15,845)
Exploration and evaluation	(7,199)	(273)	(2,334)	—	(9,806)
Depreciation	—	(87)	(201)	—	(288)
Accretion of asset retirement obligations	(1,583)	(113)	—	—	(1,696)

TOTAL EXPENSES	(16,272)	(28,126)	(2,535)	(15,845)	(62,778)

OPERATING LOSS	(16,272)	(23,728)	(2,535)	(15,845)	(58,380)

OTHER INCOME (EXPENSES)
Interest income	682	22	11	6,992	7,707
Interest expense	—	(4,967)	—	—	(4,967)
Foreign exchange losses	(1,155)	(367)	—	(141)	(1,663)
Change in fair value of derivatives	—	—	—	—	—
Change in fair value of embedded derivatives	—	748	—	—	748
Other income	—	5	—	261	266

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(16,745)	(28,287)	(2,524)	(8,733)	(56,289)
(Provision) recovery of income and other taxes	(8,535)	2,248	(3)	—	(6,290)
Share of loss of significantly influenced investees	—	(17)	—	(1,258)	(1,275)

NET LOSS FROM CONTINUING OPERATIONS	(25,280)	(26,056)	(2,527)	(9,991)	(63,854)

CAPITAL EXPENDITURES	$468,644	$379	$47	$26	$469,096

TOTAL ASSETS	$7,270,826	$662,959	$8,857	$550,674	$8,493,316

(a)	During the three months ended March 31, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers were $3.2 million and $1.2 million, respectively.

19.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	FAIR VALUE ACCOUNTING (Continued)

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$47,061	$31,297	$15,764	$—
Other long-term investments	230,562	—	—	230,562

	$277,623	$31,297	$15,764	$230,562

Liabilities:
Payable to related parties	$—	$—	$—	$—
Rights offering derivative liabilities	—	—	—	—
Embedded derivative liability	2,395	—	2,395	—

	$2,395	$—	$2,395	$—

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$49,053	$31,121	$17,932	$—
Other long-term investments	254,253	—	—	254,253

	$303,306	$31,121	$17,932	$254,253

Liabilities:
Payable to related parties	$71,886	$—	$71,886	$—
Rights offering derivative liability	928,280	456,827	471,453	—
Embedded derivative liability	3,395	—	3,395	—

	$1,003,561	$456,827	$546,734	$—

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Whereas, long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments and the T-Bill.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	FAIR VALUE ACCOUNTING (Continued)

The standby purchaser fee liability, which was included within payable to related parties prior to its settlement in January 2014, was classified within level 2 of the fair value hierarchy as its fair value was determined using the optimal currency of exercise for a right.

The Company’s rights offering derivative liabilities were classified within levels 1 and 2 of the fair value hierarchy. The derivative financial liability associated with rights held by the Company’s noncontrolling shareholders was classified within level 1 of the fair value hierarchy as its fair value was determined by reference to published market quotations for the rights. The derivative financial liability associated with rights held by Rio Tinto was classified within level 2 of the fair value hierarchy as its fair value was determined using a forward pricing model, which uses readily observable inputs.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 9), is classified within level 2 of the fair value hierarchy as its fair value is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value, on a recurring basis, of the Company’s level 3 financial assets for the three month period ended March 31, 2014.

	Tax Prepayment	T-Bills	Totals
Balance, December 31, 2013	$144,959	$109,294	$254,253
Accrued interest	662	782	1,444
Fair value redeemed	(28,885)	—	(28,885)
Unrealized gains included in other comprehensive income	2,995	755	3,750

Balance, March 31, 2014	$119,731	$110,831	$230,562

20.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia and China. Turquoise Hill does not mitigate the balance of this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the credit facilities (Note 8) and cash and cash equivalents. Interest rate risk is concentrated in Canada and Mongolia and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate the balance of this risk.

21.	CONTINGENCIES

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CONTINGENCIES (Continued)

(a)

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at March 31, 2014 a provision for this matter is not required.

(b)

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. SouthGobi has been advised that the Prosecutor General has issued criminal charges against the three former employees and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge has concluded that the investigation on the case was incomplete and has ordered to return the case to the General Prosecutor for additional investigation.

The likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these allegations as unfounded and will vigorously defend itself against any potential claim. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi Sands LLC remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CONTINGENCIES (Continued)

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

In the opinion of Turquoise Hill, at March 31, 2014 a provision for this matter is not required.

(c)

In the first quarter of 2013, the IAAC informed SouthGobi that orders placing restrictions on certain of its Mongolian assets had been imposed in connection with its continuing investigation. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of the Company. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

22.	SUBSEQUENT EVENT

The Company is currently engaged in discussions with parties that have each expressed an interest in acquiring the Company’s 56.0% stake in SouthGobi. At March 31, 2014, the carrying value of SouthGobi’s net assets was $256.8 million of which noncontrolling interests’ share was $114.2 million. Therefore, a divestment of the Company’s 56.0% stake in SouthGobi at a value consistent with SouthGobi’s market capitalization of $105.2 million (100% basis) at March 31, 2014 would result in a material loss.

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. At March 31, 2014, the Company completed an impairment assessment of SouthGobi’s Ovoot Tolgoi mine based on estimated undiscounted probability-weighted cash flows. The Company looked at two possible outcomes: (a) a continued use of the Ovoot Tolgoi mine; and (b) a sale of the Company’s stake in SouthGobi. It was concluded that an impairment of the Ovoot Tolgoi mine was not necessary. An increase in the probability of selling the Company’s stake in SouthGobi would affect the total estimated undiscounted probability-weighted cash flows, which could lead to a material impairment loss.